Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

AdTheorent Holding Company, Inc.

New York, New York

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our reports dated August 23, 2021, relating to the consolidated financial statements and schedules of AdTheorent Holding Company, LLC, which are contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

BDO USA, LLP

/s/ BDO USA, LLP

New York, New York

January 14, 2022

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.